EXHIBIT 99.1

Audit Committee Report

The Audit Committee (Committee) of the Board of Directors of the Federal Home Loan Bank of Des Moines (the Bank) is currently composed of five directors, three serving as member directors and two serving as independent directors.

The Committee evaluates the adequacy of administrative, operating, and internal accounting controls; oversees the Bank's financial reporting process and internal audit function; and reviews compliance with laws, regulations, policies, and procedures as applicable to its duties and responsibilities. The Committee's responsibilities are set forth in its charter and can be reviewed at www.fhlbdm.com.

The Committee has reviewed and discussed the audited financial statements with management and the independent registered public accounting firm, PricewaterhouseCoopers LLP (PwC). The Committee has discussed with PwC the matters required to be discussed by Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16, Communications with Audit Committees. The Committee has also received the written disclosures and the letter from PwC required by PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed the independence of the firm.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ending December 31, 2014 be included in the Bank’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Audit Committee Members

John F. Kennedy, Sr., Chair

Dale E. Oberkfell, Vice Chair

Chris D. Grimm

W. Douglas Hile

Elsie M. Meeks